JNL Investors Series Trust 485BPOS

Exhibit 99.28(h)(2)(i)

Administrative Fee Waiver Agreement

This Administrative Fee Waiver Agreement (the “Agreement”), dated as of the 1st day of May, 2023, is between JNL Investors Series Trust (the “Trust”) on behalf of each of its series of shares (each a “Fund” and collectively, the “Funds”) listed on Schedule A attached hereto, as may be amended from time to time, and Jackson National Asset Management, LLC (the “Administrator”).

Whereas, pursuant to an administration agreement between the Trust and the Administrator (the “Administration Agreement”), the Administrator furnishes administrative services to each Fund of the Trust and is paid an administration fee as described in and set forth on Schedule B of the Administration Agreement; and

Whereas, the Trust and the Administrator desire to enter into the arrangements described herein relating to the administration fee of the Funds.

Now, Therefore, the Trust and the Administrator hereby agree as follows:

1.          The Administrator hereby agrees to waive, for each Fund listed on Schedule A, a portion of its administration fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust (the “Board”) from time to time.

2.          The waiver described in Section 1 above is not subject to recoupment by the Administrator.

3.          The Administrator understands and intends that the Funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Trust on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each Fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the Funds to do so.

4.         This Agreement shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”). The Administrator may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year (a “Subsequent Term”), and, thereafter, this Agreement shall automatically renew upon the end of the then current term and each Subsequent Term will continue for a new one-year term with respect to each Fund unless the Board approves the elimination of this Agreement.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL Investors Series Trust		Jackson National Asset Management, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A

Dated May 1, 2023

(List of Funds)

Fund	Class I		Class SL
	Assets	Waiver	Assets	Waiver
JNL Government Money Market Fund	All Assets	0.00%	$0 to $3 billion $3 billion to $5 billion Over $5 billion	0.10% 0.09% 0.08%

A-1